[O2 SECURE WIRELESS, INC. LETTERHEAD]

April 18, 2006

Barbara C. Jacobs, Esq.

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re:

O2 Secure Wireless, Inc. (the "Company")/File No. 333-124903

Dear Ms. Jacobs:

Enclosed please find a Registration Statement on Form SB-2/A, File No. 333-124903, which I am filing with the Securities & Exchange Commission ("SEC"), which simply amends the Registration Statement filed on March 24, 2006 to update the legal opinion attached as Exhibit 5 thereto.

I am also writing to request that the SEC accelerate the effective date of the Registration Statement to Tuesday, April 18, 2006 at 4:00 p.m.  In that regard, enclosed is the representation letter from the Company that you requested.

Do not hesitate to call my attorney, Robert J. Mottern, at 770-804-0500 should you have any questions.  Thank you for your time and attention to this matter.

Very truly yours,

O2 SECURE WIRELESS, INC.

/s/ T. Scott Conley

T. Scott Conley, Chief Executive Officer

cc:

Robert J. Mottern

Keith A. Greaves

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